LEGACY TECHNOLOGY HOLDINGS, INC.

                               172 Stanwell Street
                           Colorado Springs, CO 80906

                        (719) 579-5882 Fax (719) 213-2224

                                August 20, 2008



Securtities & Exchange Commission
Attn: Ryan C Milne
100 F Street N.E., Stop 3561
Washington, D.C. 20549-0405


Re:      Life USA, Inc. (nka Legacy Technologies Holding, Inc.)
         File No. 0-50294
         Form 10-KSB for Fiscal Year Ended December 31, 2007
         Filed April 15, 2008

     In response to your comment letter dated July 7, 2008, Legacy Technology Holdings, Inc. acknowledges to the SEC that:


          1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

          2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope this satisfies your requirement.

     If you have any questions, please let me know.


                                                  Sincerely,


                                                  /s/ David P. Kutchinski
                                                  ---------------------
                                                  David P. Kutchinski, President